Term Sheet

Filed Pursuant to Rule 433

Registration No. 333-130214

March 11, 2008

Burlington Northern Santa Fe Corporation

5.75% Notes due March 15, 2018

Issuer:	Burlington Northern Santa Fe Corporation

Note Type:	Senior Unsecured Notes

Ratings:	Baa1/BBB

Offering Format:	SEC Registered

Final Terms

Principal Amount:	$650,000,000

Benchmark:	UST 3.50% due February 2018

Benchmark Yield:	3.581%

Re-offer Spread:	T + 220 bps

Re-offer Yield:	5.781%

Coupon:	5.750%

Price to Public:	99.767%

Coupon Dates:	March 15 and September 15

First Coupon Date:	September 15, 2008

Trade Date:	March 11, 2008

Settlement Date:	March 14, 2008

Maturity Date:	March 15, 2018

Make Whole Call:	T + 35 bps

Day Count Convention:	30/360

Denomination:	$2,000 x $1,000

CUSIP:	12189T BA1

Bookrunners:	Banc of America Securities LLC, Barclays Capital Inc. and Wachovia Capital Markets, LLC

Co-Managers:	BMO Capital Markets Corp., BNP Paribas Securities Corp., BNY Capital Markets, Inc., Mitsubishi UFJ Securities International plc, SG Americas Securities, LLC, and The Williams Capital Group, L.P.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free to Banc of America Securities LLC at 1-800-294-1322, Barclays Capital Inc. at 1-888-227-2275, Ext. 2663, and Wachovia Capital Markets, LLC at 1-800-326-5897.